DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

NANCE

06027591

March 8, 2006

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/8/2006

James E. Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Exxon Mobil Corporation
Incoming letter dated January 11, 2006

Dear Mr. Parsons:

This is in response to your letter dated January 11, 2006 concerning the shareholder proposal submitted to ExxonMobil by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 19, 2006 and February 27, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 11, 2006

VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Section 14(a); Rule 14a-8 -- Omission of shareholder proposal to establish a director qualification policy

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Kenneth Steiner and Exxon Mobil Corporation regarding a shareholder proposal submitted by Mr. Steiner for ExxonMobil's 2006 annual meeting. ExxonMobil intends to omit the proposal from our 2006 proxy material for the reasons explained in this letter. To the extent this letter raises legal issues, this letter is my opinion as Counsel for ExxonMobil.

Proposal has already been substantially implemented.

The proposal requests that the board adopt a policy that the audit, nomination, and compensation committees be chaired by highly-qualified and highly-performing independent directors who are not over-committed.

ExxonMobil's Board has long maintained specific policies designed to ensure that all our non-employee directors are highly-qualified, highly-performing individuals who are not over-committed, and that all members (not just the chairs) of key Board committees are independent. These policies are documented in our Corporate Governance Guidelines (Exhibit 2) and our Guidelines for Selection of Non-employee Directors (Exhibit 3), as well as the respective committee charters (the charters of ExxonMobil's Audit, Board Affairs (nominating and corporate governance), and Compensation Committees are attached as Exhibits 4 through 6). These materials are available under the "Corporate Governance" heading in the "Investor Information" section of our website at www.exxonmobil.com. Printed copies are also available to any shareholder or other interested person on request free of charge.

Key elements of these existing policies responsive to Mr. Steiner's shareholder proposal include the following:

- It is ExxonMobil's policy that all non-employee directors be individuals who have achieved prominence in their fields, with experience and demonstrated expertise in managing large, relatively complex organizations, and/or, in a professional or scientific capacity, be accustomed to dealing with complex situations preferably those with worldwide scope (Exhibit 3).
- ExxonMobil seeks candidates with diverse backgrounds who possess knowledge and skills in areas of importance to the Corporation. The Board must include members with the particular experience required for service on key Board committees, as described in the committee charters (Exhibit 3).
- Additional relevant qualification criteria are included in the charters adopted by the Board for each committee:

    + Each member of the Audit Committee must be independent and, in addition, shall be financially literate within a reasonable period of time after appointment to the Committee; must be "independent" within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934; and may not serve on more than two other public company audit committees unless the Board determines that such simultaneous service would not impair the ability of the member to serve effectively on the Committee. In addition, at least one member of the Committee shall be an "audit committee financial expert" as defined by the SEC (Exhibit 4). In fact, three members of the Audit Committee are currently deemed to be audit committee financial experts.
    + Each member of the Board Affairs Committee must be independent and, in addition, is required to be suitably knowledgeable in matters pertaining to corporate governance (Exhibit 5).
    + Each member of the Compensation Committee must be independent; is required to be suitably knowledgeable in matters pertaining to executive compensation; must qualify as a "non-employee director" under rule 16b-3 of the Securities and Exchange Commission (the "SEC"); may not be part of a compensation committee interlock within the meaning of SEC Regulation S-K; and may not be eligible to participate in any of the compensation plans they administer (Exhibit 6).

- At least annually, the Board Affairs Committee must review the Guidelines setting forth the desired qualifications of non-employee directors and make such recommendations to the Board as the Committee may deem appropriate (Exhibits 2 and 5).

In addition to these existing ExxonMobil policies designed to ensure that all non-employee directors are highly-qualified and highly-performing individuals, and that the members of Board committees have additional special qualifications as appropriate, ExxonMobil's policies also specifically address the issue of "over-boarding" raised in the supporting statement for the proposal. Specifically:

- The Selection Guidelines require that non-employee directors must have a commitment to devote the necessary time and attention to oversee the affairs of a corporation as large and complex as ExxonMobil (Exhibit 3).
- The Corporate Governance Guidelines (Exhibit 2) specifically address the issue of director service on boards of other companies:

  "*Other Directorships.* Recognizing the substantial time commitment required of directors, it is expected that directors will serve on the boards of other public companies only to the extent that, in the judgment of the Board, such services do not detract from the directors' ability to devote the necessary time and attention to ExxonMobil. The Board Affairs Committee will, at least annually, review all directors' service on the boards of other public companies."

- In addition, the Governance Guidelines (Exhibit 2) provide that:

  "*Change in Status.* To avoid any potential conflict of interest, directors will not accept a seat on any additional public company board without first reviewing the matter with the Board Affairs Committee. In addition, a non-employee director will tender his or her resignation for consideration by the Board in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities."

- The Board has specifically considered the issue of term limits for directors and determined as follows (Exhibit 2):

  "*Term Limits.* The Board believes that experience as an ExxonMobil director is a valuable asset, especially in light of the size and global scope of the Corporation's operations. Therefore, directors are not subject to term limits except as a result of reaching the Board's mandatory retirement age."

- Recognizing the value of fresh insights and perspectives, however, the Board has established a mandatory retirement age for directors of 72 (Exhibit 2).

Finally, the performance of the Board and each Committee, as well as the continued appropriateness or need for modification of the policies described above, are annually evaluated and reviewed by the Board and applicable Committee (Exhibit 2; Exhibits 4 through 6).

To summarize, the Board has already considered and adopted policies "that our key board committees of audit, nomination and compensation be chaired by highly-qualified and highly-performing independent directors who are not over-committed" as requested by the proposal. ExxonMobil's existing policies in fact apply to all non-employee directors. These policies are monitored and updated on a regular basis, and are made readily available to shareholders and all other interested persons. We therefore request the staff's concurrence that ExxonMobil has already substantially implemented the proposal within the meaning of Rule 14a-8(i)(10) and may exclude the proposal from the proxy material for its upcoming annual meeting on that basis.

The supporting statement for the proposal indicates that specific numeric limits on outside board service and tenure may be "consistent" with the proposal, but the proposal does not require such limits. Rather, the proposal appropriately leaves it to the judgment of the Board how the requested policy should best be implemented. As explained above, our Board has carefully considered these issues and has concluded that ExxonMobil's current policies, which provide for case-by-case consideration of each director's particular facts and circumstances (including outside board service and other responsibilities as well as significant changes in circumstance), are in the best interest of our shareholders and represent a better approach to the issue of "over-boarding" and the impact a director's outside activities or performance may have on his or her performance as an ExxonMobil director. We note that at present, the average number of other public company boards on which our non-employee directors serve is less than three.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is also being sent to Mr. Steiner and Mr. Steiner's designated representative.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Mr. Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

Proponent Representative:

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Ph: 310-371-7872

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

RECEIVED
DEC 01 2005
H. H. HUBBLE

Mr. Lee R. Raymond
Chairman
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Rule 14a-8 Proposal

Dear Mr. Raymond,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge this proposal within 14-days.

Sincerely,

Kenneth Steiner

11/28/05
Date

cc: Henry Hubble
Corporate Secretary
PH: 972 444-1000
T: 972-444-1538
FX: 972 444-1348
FX: 972-444-1505

SHAREHOLDER PROPOSAL

DEC 01 2005

NO. OF SHARES -0-
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

[December 1, 2005]
3 – Director Qualifications

RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified and highly-performing independent directors who are not over-committed. The definition of highly-performing director includes the individual director's performance on other boards he or she may serve on.

This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), not have more than 15-years tenure (long-tenure impacts independence), not have non-director links to our company and not have a record of serving on boards with poor governance ratings unless it was clearly a turnaround situation.

For example under this proposal the following directors in 2005 may not have been qualified to chair a key committee:

- Our directors who had 19 to 23 years tenure – Independence concern:
  1) Mr. Howell with 23-years tenure
  2) Mr. Lippincott with 19-years tenure.

- Any director with more than 3 directorships:
  1) Mr. Howell had 5 directorships.

- Our directors who were designated "problem directors" by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm:
  1) William Howell – a "problem director" because he chaired the committee that set executive pay at Exxon which received a CEO Compensation grade of "F" by TCL.
  2) Walter Shipley – a "problem director" because he chaired the committee that set executive pay at Verizon (VZ), which received a CEO Compensation rating of "F" by TCL.

Adopting this policy is a good way to assure shareholders that our key board committees are chaired by highly qualified and highly performing independent directors who are not over-committed.

Director Qualifications
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Kenneth Steiner, 14 Stoner Ave., 2M. Great Neck, NY 11021 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 5, 2005

VIA UPS - OVERNIGHT DELIVERY

Mr. Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

Dear Mr. Steiner:

This will acknowledge receipt of the proposal concerning director qualifications, which you have submitted in connection with ExxonMobil's 2006 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of November 28, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to November 28, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

I note that you have designated Mr. John Chevedden, or his further delegate, as your representative for all purposes of this shareholder proposal. Mr. Chevedden should identify himself as your designated representative at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If, as your letter permits, Mr. Chevedden intends to appoint another person to act in his place as your representative to present your proposal, Mr. Chevedden must provide documentation signed by him that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated by you to Mr. Chevedden to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of Mr. Chevedden should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

We would like to discuss the issues related to director qualifications and our position. Please call me at 972.444.1538 or Jim Parsons at 972.444.1478 to do so at your convenience.

Sincerely,

Enclosure

c: Mr. John Chevedden

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

DJF

DISCOUNT BROKERS

(XOM) Please direct all communication to me on this.

Post-it® Fax Note 7671	Date 12-13-05 # of pages ▶
To Henry Hubble	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 972-444-1505	Fax #

Please direct all communication to me on this.

Date: 12/8/05

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number AHS-005959, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2360 shares of Exxon Mobil Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 1-27-83, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

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CORPORATE GOVERNANCE GUIDELINES

As amended by the Board of Directors on
October 26, 2005

The Board of Directors (the "Board") of Exxon Mobil Corporation ("ExxonMobil" or the "Corporation") has adopted these guidelines to promote the effective functioning of the Board and its committees.

Role of the Board

The business and affairs of ExxonMobil are managed by or under the direction of its Board in accordance with New Jersey law. The directors' fiduciary duty is to exercise their business judgment in the best interests of ExxonMobil's shareholders.

Board Structure

Board Size and Composition. The size of the Board will provide for sufficient diversity among non-employee directors while also facilitating substantive discussions in which each director can participate meaningfully. The Board size will be within the limits prescribed by ExxonMobil's By-Laws, which currently provide that the Board may have no fewer than 10 and no more than 19 members. Normally, the Board intends to have approximately 11 to 13 members with 2 to 3 employee directors and 9 to 10 non-employee directors.

Independent Directors. A substantial majority of the Board will consist of directors whom the Board has determined to be independent. In general, an independent director must have no material relationship with ExxonMobil, directly or indirectly, except as a director. The Board will determine independence on the basis of the standards specified in the corporate governance rules of the New York Stock Exchange and other facts and circumstances the Board considers relevant.

Election of Directors. All directors will stand for election at the annual meeting of shareholders.

Chairman and CEO. The Board believes it is appropriate and efficient for ExxonMobil's Chief Executive Officer (CEO) also to serve as Chairman of the Board. However, the Board retains the authority to separate those functions if it deems such action appropriate in the future.

Presiding and Lead Directors. The presiding director for non-employee director executive sessions will be determined as described below under *Non-Employee Director Executive Sessions*. The Board does not believe it is useful or appropriate to designate a lead non-employee director.

Term Limits. The Board believes that experience as an ExxonMobil director is a valuable asset, especially in light of the size and global scope of the Corporation's operations. Therefore, directors are not subject to term limits except as a result of reaching the Board's mandatory retirement age.

Mandatory Retirement. No director may stand for election after reaching age 72.

Other Directorships. Recognizing the substantial time commitment required of directors, it is expected that directors will serve on the boards of other public companies only to the extent that, in the judgment of the Board, such services do not detract from the directors' ability to devote the necessary time and attention to ExxonMobil. The Board Affairs Committee will, at least annually, review all directors' service on the boards of other public companies.

Change in Status. To avoid any potential conflict of interest, directors will not accept a seat on any additional public company board without first reviewing the matter with the Board Affairs Committee. In addition, a non-employee director will tender his or her resignation for consideration by the Board in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities.

Former Officers. The Board does not believe that former officers of ExxonMobil should continue to serve on the Board after they no longer hold that officer position.

Director Selection; Qualifications; Education

Selection. The Board, acting on the recommendation of the Board Affairs Committee, will nominate a slate of director candidates for election at each annual meeting of shareholders and will elect directors to fill vacancies, including vacancies created as a result of any increase in the size of the Board, between annual meetings.

Qualifications. The Board maintains separate guidelines describing the desired qualifications for non-employee directors. At least annually, the Board Affairs Committee will review these guidelines and make such recommendations to the Board as the Committee may deem appropriate.

Orientation. New non-employee directors will receive a comprehensive orientation from appropriate executives regarding ExxonMobil's business and affairs.

Continuing Education. Reviews of aspects of ExxonMobil's operations will be presented by appropriate executives from time to time as part of the agenda of regular Board meetings. The Board will also normally conduct an on-site visit to an ExxonMobil facility other than the corporate headquarters in conjunction with a regular Board meeting at least once every other year. It is also expected that each director will remain well informed regarding current developments and best practices in corporate governance. In that regard, the Board considers it desirable that directors participate in continuing education opportunities and considers such participation an appropriate expense to be reimbursed by the company.

Board Meetings; Director Responsibilities

Number of Regular Meetings. The Board normally holds eight regular meetings per year. Additional meetings may be scheduled as required.

Agenda and Briefing Material. An agenda for each Board meeting and briefing materials will, to the extent practicable in light of the timing of matters that require Board attention, be distributed to each director approximately 5 days prior to each meeting. The Chairman will normally set the agenda for Board meetings. Any director may request the inclusion of specific items.

Meeting Attendance. It is expected that each director will make every effort to attend each Board meeting and each meeting of any committee on which he or she sits. Attendance in person is preferred but attendance by teleconference is permitted if necessary.

Director Preparedness. Each director should be familiar with the agenda for each meeting, have carefully reviewed all other materials distributed in advance of the meeting, and be prepared to participate meaningfully in the meeting, and to discuss all scheduled items of business.

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director, and the CEO will speak for the Corporation.

Non-Employee Director Executive Sessions

An executive session of the non-employee directors will normally be held immediately following each meeting of the full Board. If the Board includes non-employee directors who are not independent, at least one executive session per year will include only the independent directors. The Chair of the Board Affairs Committee and the Chair of the Compensation Committee will preside at the executive sessions on an alternating basis, unless, taking into account the subject matter under discussion, the non-employee directors select another presider for a particular session. Any non-employee director may raise issues for discussion at an executive session.

Board Self-Evaluation

At least annually, the Board will evaluate its performance and effectiveness.

Committees

Committees. The Board will appoint from among its members committees it determines are necessary or appropriate to conduct its business. Currently, the standing committees of the Board are the Executive Committee, Audit Committee, Board Affairs Committee (which serves as the nominating and corporate governance committee), Advisory Committee on Contributions, Compensation Committee, Finance Committee, and Public Issues Committee.

Committee Composition. The Board Affairs Committee, Audit Committee, and Compensation Committee will consist solely of independent directors. With the exception of the Executive Committee and Finance Committee where the Chairman of the Board will also be the Chair, the Board Affairs Committee will recommend committee Chairs to the full Board for approval.

Committee Charters. Each of the committees will have a written charter outlining its responsibilities. Charters will be adopted by the Board based on the recommendation of the applicable committee.

Committee Assignments and Rotation. Membership of each committee will be determined by the Board after receiving the recommendation of the Board Affairs Committee. Consideration will be given to rotating committee memberships from time to time.

Committee Funding. The Corporation will provide each Board committee with sufficient funds to discharge the committee's responsibilities in accordance with its charter.

Committee Self-Evaluation. At least annually, each of the Board committees will conduct an evaluation of its performance and effectiveness, and will consider whether any changes to the committee's charter are appropriate.

Committee Reports. The Chair of each Board committee will report to the full Board on the activities of his or her committee, including the results of the committee's self-evaluation and any recommended changes to the committee's charter.

CEO Performance Review

At least annually, the independent directors will, in conjunction with the Compensation Committee, review the performance of the CEO in light of the Corporation's goals and objectives.

Succession Planning

At least annually, the Board will review succession plans for the CEO and other senior executives. Succession planning will address both succession in the ordinary course of business and contingency planning in case of unexpected events.

Board Resources

Access to Employees. Non-employee directors will have full access to senior management of the Corporation and other employees on request to discuss the business and affairs of the Corporation. The Board expects that there will be regular opportunities for directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

Authority to Retain Advisors. It is normally expected that information regarding the Corporation's business and affairs will be provided to the Board by ExxonMobil management and staff and by the Corporation's independent auditors. However, the Board has the authority to retain such outside advisors, including accountants, legal counsel, or other experts, as it deems appropriate. The fees and expenses of any such advisors will be paid by the Corporation.

Standards of Business Conduct

ExxonMobil has adopted comprehensive standards of business conduct. Each director is expected to be familiar with and to follow these standards. The Board Affairs Committee will review any issues arising under the applicable standards of business conduct with respect to an executive officer or director and will report its findings to the full Board. The Board does not envision that any waivers will be authorized.

Communication by Interested Parties with Non-Employee Directors

The Board Affairs Committee will maintain procedures for interested parties to communicate with the non-employee directors. Contact information and a description of the procedures for handling these communications will be published in the proxy statement for each annual meeting of shareholders and posted on ExxonMobil's internet site.

Non-Employee Director Compensation

Compensation for non-employee directors will be determined by the Board on the recommendation of the Board Affairs Committee and will be reviewed annually. Non-employee director compensation will be set at a level that is consistent with market practice, taking into account the size and scope of the Corporation's business and the responsibilities of its directors. A substantial portion of the compensation paid to non-employee directors for service on the Board will be paid in stock of the Corporation which must be held until the director retires from the Board.

Shareholder Matters

Voting Rights. Each share of the Corporation's common stock is entitled to one vote. ExxonMobil's charter and By-Laws will not impose voting requirements for actions by holders of its common stock higher than the minimum requirements of New Jersey law and will not restrict the ability of shareholders to act by written consent.

Confidential Voting. In accordance with the resolution previously adopted by shareholders with the recommendation of the Board, a shareholder's vote will be counted by independent inspectors and will be kept confidential from management unless special circumstances exist. For example, proxy cards will be forwarded to the Corporation for appropriate response if a shareholder writes comments on the card.

Annual Meeting Attendance. It is expected that each director will make every effort to attend each annual meeting of shareholders.

Ratification of Auditors. The appointment of independent auditors will be submitted for ratification by the shareholders at each annual meeting.

Shareholder Proposals Receiving Majority Approval. If a shareholder proposal that is not supported by the Board receives a majority of the votes cast at a meeting at which a quorum is present, the proposal will be reconsidered by the Board. Action taken on the proposal will be reported to shareholders in a timely manner.

Corporate Governance Guidelines Revision

The Board Affairs Committee and the Board will review and revise these Corporate Governance Guidelines and related documents as and when appropriate.

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Guidelines for the Selection of Non-Employee Directors

As amended by the Board of Directors on March 21, 2005

Candidates for non-employee director of Exxon Mobil Corporation should be individuals who have achieved prominence in their fields, with experience and demonstrated expertise in managing large, relatively complex organizations, and/or, in a professional or scientific capacity, be accustomed to dealing with complex situations preferably those with worldwide scope.

A substantial majority of the Board must meet the independence standards described in the Corporation's Corporate Governance Guidelines, and all candidates must be free from any relationship with management or the Corporation which would interfere with the exercise of independent judgment. Candidates should be committed to representing the interests of all shareholders and not any particular constituency.

The Board believes a director should be able to serve for at least several years. Candidates should bring integrity, insight, energy, and analytical skills to Board deliberations, and must have a commitment to devote the necessary time and attention to oversee the affairs of a corporation as large and complex as ExxonMobil. ExxonMobil recognizes the strength and effectiveness of the Board reflects the balance, experience, and diversity of the individual directors; their commitment; and importantly, the ability of directors to work effectively as a group in carrying out their responsibilities. ExxonMobil seeks candidates with diverse backgrounds who possess knowledge and skills in areas of importance to the Corporation. The Board must include members with the particular experience required for service on key Board committees, as described in the committee charters.

The Board Affairs Committee considers suggestions for possible director candidates from current directors, shareholders, and other sources. All suggestions will be considered in the same manner.



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AUDIT COMMITTEE CHARTER

As revised by the Board of Directors on
February 23, 2005

I. Purposes of the Committee

The primary purpose of the Audit Committee (the "Committee") is oversight. The Committee shall assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee:

- Management's conduct of the Corporation's financial reporting process;
- The integrity of the financial statements and other financial information provided by the Corporation to the Securities and Exchange Commission (the "SEC") and the public;
- The Corporation's system of internal accounting and financial controls;
- The Corporation's compliance with legal and regulatory requirements;
- The performance of the Corporation's internal audit function;
- The independent auditors' qualifications, performance, and independence; and
- The annual independent audit of the Corporation's financial statements.

The Committee shall have direct authority and responsibility to appoint (subject to shareholder ratification), compensate, retain, and oversee the independent auditors.

The Committee shall also prepare the report that the SEC rules require be included in the Corporation's annual proxy statement.

The Corporation's management is responsible for preparing the Corporation's financial statements. The independent auditors are responsible for auditing those financial statements. Management, including the internal audit function, and the independent auditors, have more time, knowledge, and detailed information about the Corporation than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Corporation's financial statements, or any professional certification as to the independent auditors' work, including with respect to auditor independence. Each member of the Committee shall be entitled to rely on the integrity of people and organizations from whom the Committee receives information and the accuracy of such information, including representations by management and the independent auditors regarding non-audit services provided by the independent auditors.

II. Committee Membership

The Committee shall have at least three members. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate.

Accordingly, each member of the Committee shall be financially literate within a reasonable period of time after appointment to the Committee; must be "independent" within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934; and may not serve on more than two other public company audit committees unless the Board determines that such simultaneous service would not impair the ability of the member to serve effectively on the Committee. In addition, at least one member of the Committee shall be an "audit committee financial expert" as defined by the SEC.

The actual number of members shall be determined from time to time by resolution of the Board. Two members of the Committee shall constitute a quorum thereof.

III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Audit Committee, unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish sub-committees to carry out such duties as the Committee may assign.

IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Appoint the independent auditors to audit the consolidated financial statements of the Corporation and its subsidiaries for the coming year; approve the engagement fees and terms; and recommend ratification of that appointment by the shareholders.

2. Pre-approve all audit and non-audit services to be provided by the independent auditors to the Corporation in accordance with the Committee's policies and procedures, and regularly review (a) the adequacy of the Committee's policies and procedures for pre-approving the use of the independent auditors for audit and non-audit services with a view to auditor independence; (b) the audit and non-audit services pre-approved in accordance with the Committee's policies and procedures; and (c) fees paid to the independent auditors for pre-approved audit and non-audit services.

3. Regularly review with the independent auditors (a) the arrangements for and the scope of the independent auditors' audit of the Corporation's consolidated financial statements; (b) the results of the audit by the Corporation's independent auditors of the Corporation's consolidated financial statements; (c) any audit problems or difficulties encountered by the independent auditors and management's response; (d) any significant deficiency in the design or the operation of the Corporation's internal accounting controls identified by the independent auditors and any resulting recommendations; (e) all critical accounting policies and practices used by the Corporation; (f) all alternative accounting treatments of financial information

within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures, and the treatment preferred by the independent auditors; and (g) other material written communications between the independent auditors and management. The Committee shall have ultimate authority to resolve any disagreement between management and the independent auditors regarding financial reporting.

4. Review major changes to the Corporation's auditing and accounting principles and practices based on advice of the independent auditors, the Controller, the General Auditor, or management.

5. At least annually, obtain and review a report by the independent auditors describing (a) the firm's internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (c) all relationships between the independent auditors and the Corporation consistent with Independence Standards Board Standard Number 1. The Committee shall discuss such report with the independent auditors, which may include issues that impact the independent auditors' qualifications, performance, or independence.

6. Evaluate, along with the other members of the Board, management, the Controller, and the General Auditor, the qualifications, performance, and independence of the independent auditors, including the performance of the lead audit partner.

7. Monitor regular rotation of audit partners by the independent auditors as required by law.

8. The Committee, along with the other members of the Board, shall discuss with management and the independent auditors the audited financial statements to be included in the Corporation's Annual Report on Form 10-K, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Committee shall review and consider with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 ("SAS No. 61"), including deficiencies in internal controls, fraud, illegal acts, management judgments and estimates, audit adjustments, audit difficulties, and the independent auditors' judgments about the quality of the Corporation's accounting practices.

9. Discuss with the independent auditors and management the Corporation's interim financial results to be included in each quarterly report on Form 10-Q, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Each such review shall include any matters required to be discussed by SAS No. 61, and shall occur prior to the Corporation's filing of the related Form 10-Q with the SEC.

10. Maintain and periodically review the Corporation's procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation, of concerns regarding questionable accounting or auditing matters.

11. Confer with the Controller, the General Auditor, the General Counsel, management, and the independent auditors as requested by any of them or by the

Committee, at least annually, and review their reports with respect to the functioning, quality, and adequacy of programs for compliance with the Corporation's policies and procedures regarding business ethics, financial controls, internal auditing, and compliance with legal and regulatory requirements, including information regarding violations or probable violations of such policies.

12. Discuss from time to time the Corporation's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

13. Discuss from time to time the Corporation's policies with respect to risk assessment and risk management.

14. Maintain hiring policies for employees and former employees of the independent auditors.

15. Review the expenses of officers of the Corporation who are also members of the Board and such other officers as it may deem appropriate.

16. Review with the Controller and the General Auditor, at least annually, the activities, budget, staffing, and structure of the internal auditing function of the Corporation and its subsidiaries, including their evaluations of the performance of that function and any recommendations with respect to improving the performance of or strengthening of that function. As appropriate, the Committee shall review the reports of any internal auditor on a financial safeguard problem that has not resulted in corrective action or has not otherwise been resolved to the auditor's satisfaction at any intermediate level of audit management.

17. From time to time, meet separately with management, the internal auditors, and the independent auditors to discuss issues warranting attention by the Committee.

18. Prepare any report or other disclosure by the Committee required to be included in any proxy statement for the election of the Corporation's directors under the rules of the SEC.

19. Take other such actions and do other such things as may be referred to it from time to time by the Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

The Committee has exclusive authority with respect to the retention of the independent auditors described in Section IV of this charter. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation. The Committee also has the authority to retain outside advisors, including legal counsel, auditors, or other experts, as it deems appropriate; to approve the fees and expenses of such advisors; and to incur such other ordinary administrative expenses as are necessary or appropriate in carrying out its duties.

BOARD AFFAIRS COMMITTEE CHARTER

As revised by the Board of Directors on
February 23, 2005

I. Purposes of the Committee

The primary purposes of the Board Affairs Committee (the "Committee") are to monitor compliance with good corporate governance standards; to identify individuals qualified to become Board members; to recommend to the Board director nominees for election at the annual meeting of shareholders or for election by the Board to fill open seats between annual meetings; to recommend to the Board committee appointments for directors; to review and make recommendations to the Board regarding non-employee director compensation; and to develop and recommend to the Board corporate governance guidelines applicable to the Corporation.

II. Committee Membership

The Committee shall have at least three members. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate. Members of the Committee should be suitably knowledgeable in matters pertaining to corporate governance. The actual number of members shall be determined from time to time by resolution of the Board. Two members of the Committee shall constitute a quorum thereof.

III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Board Affairs Committee unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish subcommittees consisting of one or more members to carry out such duties as the Committee may delegate.

IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Review the Corporation's Corporate Governance Guidelines and related documents at least annually, and make such recommendations to the Board with respect thereto as it may deem advisable.

2. Review the Corporation's Guidelines for Selection of Non-Employee Directors at least annually, and make such recommendations to the Board with respect thereto as it may deem advisable.

3. Review qualifications of individuals suggested as potential candidates for director of the Corporation, including candidates suggested by shareholders, and consider for nomination such said individuals who are deemed qualified.

4. Recommend to the Board the nominees to be proposed by the Board for election as directors of the Corporation at the annual meeting of shareholders.

5. Recommend to the Board candidates for election as directors of the Corporation to fill open seats on the Board between annual meetings, including vacancies created by an increase in the authorized number of directors.

6. Review requests by directors to accept a seat on any additional public company board and refer the matter to the Board with the Committee's recommendation whether such request should be approved.

7. Review at least annually the service of all directors on the boards of other public companies with consideration to the substantial time commitment required of directors and make such recommendations to the Board as it may deem advisable.

8. Consider resignations tendered by directors in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities and refer the matter to the Board with the Committee's recommendation whether such resignation should be accepted.

9. Review the remuneration of non-employee directors and make such recommendations to the Board with respect thereto as it may deem advisable.

10. Review present plans, programs or arrangements, and any proposed terms of any new plans, programs or arrangements, for the benefit of non-employee directors, and make such recommendations to the Board with respect thereto as it may deem advisable.

11. Provide comments and suggestions to the Board concerning committee structure of the Board, committee operations, committee member qualifications, and committee member appointment.

12. Establish and maintain procedures for interested parties to communicate with the non-employee directors.

13. Review any allegation that an executive officer or director may have violated the Corporation's *Standards of Business Conduct* and report its findings to the Board.

14. Provide oversight of the performance and effectiveness of the self-evaluation process for the Board and its committees.

15. Take such other actions and do such other things as may be referred to it from time to time by the Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness, and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

The Committee has the authority to retain such outside advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors. Without limiting the foregoing, the Committee will have sole authority to retain and terminate any search firm to be used by the Committee to identify director candidates and any consultant used by the Committee to evaluate non-employee director compensation.

COMPENSATION COMMITTEE CHARTER

As revised by the Board of Directors on February 23, 2005

I. Purposes of the Committee

The primary purposes of the Compensation Committee (the "Committee") are to discharge the Board of Directors' (the "Board") responsibilities relating to the evaluation and compensation of the Corporation's Chief Executive Officer (the "CEO") and other senior executives, and to produce an annual report on executive compensation for inclusion in the Corporation's proxy statement in accordance with applicable rules and regulations. The Committee also makes recommendations to the Board regarding succession planning and development for senior executives and positions as needed.

II. Committee Membership

The Committee shall have at least three members. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate. Accordingly, each member must qualify as a "non-employee director" under rule 16b-3 of the Securities and Exchange Commission (the "SEC"); may not be part of a compensation committee interlock within the meaning of SEC Regulation S-K; and may not be eligible to participate in any of the compensation plans they administer. Members of the Committee should be suitably knowledgeable in matters pertaining to executive compensation. The actual number of members shall be determined from time to time by resolution of the Board. Two members of the Committee shall constitute a quorum thereof.

III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Compensation Committee will fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Compensation Committee unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish sub-committees consisting of one or more members to carry out such duties as the Committee may assign.

IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Review and approve the corporate goals and objectives relevant to the compensation of the CEO.

2. At least annually, at a meeting to which all independent directors are invited, evaluate the CEO's performance as measured against the goals and objectives outlined above.

3. Set the salary and other cash and equity compensation for the CEO based on the evaluation described in paragraph 2. In determining the long term incentive component of the CEO's compensation, the Committee should also consider the Company's performance based on criteria established by the Committee.

4. At least annually, at a meeting to which all independent directors are invited, review succession planning and development strategies for senior level positions and executives of the Corporation.

5. Make recommendations to the Board with respect to incentive compensation plans and equity-based plans.

6. Review and act upon proposed terms of any new plans, programs, and arrangements for the benefit of employees of the Corporation that are modified and made available only to certain executives of the Corporation, or, as appropriate, make such recommendations to the Board with respect thereto as it may deem advisable.

7. Set the salaries of employees of the Corporation who are members of the Board and of U.S. dollar-paid employees who are officers of the Corporation (other than assistant officers) elected by the Board; review salaries of U.S. dollar-paid employees who are presidents of the functional organizations; and set, review or make recommendations with respect to the salaries of such other employees as may be from time to time referred to the Committee by the Chairman of the Board, or President of the Corporation.

8. Administer the Corporation's 1993 Incentive Program and any similar prior plan, and make the determinations and interpretations and take other such action as contemplated by said Programs for the granting authorities, insofar as applicable to employees who are subject to the reporting requirements of Section 16 under the Securities Exchange Act of 1934 with respect to equity securities of the Corporation, and other such eligible employees as may be from time to time referred to the Committee by the Chairman of the Board, or the President of the Corporation.

9. Administer the 1995 Mobil Incentive Compensation and Stock Ownership Plan and any similar prior plan.

10. Pursuant to the Corporation's 2003 Incentive Program, a) administer said Program; b) establish in respect to each year a ceiling, subject to the limitations in said Program, on the aggregate number of shares of Corporation common stock that can be awarded under said Program; c) determine, from time to time, the rate of interest to be credited to grantees pursuant to said Program; d) have the exclusive right to make or, on behalf of the Corporation, amend any grants of awards under said Program to eligible employees constituting the group referred to in paragraph 8 above, and with respect to grants to such persons, make all decisions concerning the timing, pricing, and amount of such awards and all other determinations and interpretations as contemplated by said Program; and e) set the consideration for any shares of the common stock of the Corporation used in meeting the Corporation's obligations arising from time to time for awards under said Program granted by this Committee.

11. Pursuant to the Corporation's Short Term Incentive Program, a) administer said Program; b) establish in respect to each year a ceiling, subject to the limitations in said Program, on

the aggregate dollar amount that can be awarded thereunder; c) determine, from time to time, the rate of interest to be credited to grantees pursuant to said Program; and d) make or, on behalf of the Corporation, amend any grants of awards under said Program to eligible employees constituting the group referred to in paragraph 7 above, and with respect to grants to such persons, make all decisions concerning the timing, pricing, and amount of such awards and all other determinations and interpretations as contemplated by said Program.

12. Review proposed terms of any new Incentive Program and any major amendment of an existing program, and make such recommendations to the Board with respect thereto as it may deem advisable.

13. Report on compensation policies and practices with respect to the Corporation's executive officers as required by SEC rules.

14. Take such other actions and do other such things as may be referred to it from time to time by the Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness, and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

The Committee has the authority to retain such outside advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors. Without limiting the foregoing, the Committee will have sole authority to retain and terminate any compensation consultant to be used to assist the Committee in the evaluation of CEO or senior executive compensation.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, February 28, 2006 12:06 AM
To: CFLETTERS
Cc: James Parsons
Subject: #2 Re Exxon Mobil Corporation (XOM) No-Action Request Kenneth Steiner

#2 Re Exxon Mobil Corporation (XOM) No-Action Request Kenneth Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Director Qualifications
Shareholder: Kenneth Steiner

Ladies and Gentlemen:

This adds to the January 19, 2006 initial response to the Exxon January 11,
2006 no action request.

In regard to a proposal on this very same topic, Allegheny Energy did not receive Staff concurrence in Allegheny Energy, Inc. (February 25, 2006).
Allegheny did not receive Staff concurrence in citing the same issue as Exxon Mobil rule 14a-8(i)(10).

The text of the rule 14a-8 proposal states:
3 Director Qualifications
RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified and highly-performing independent directors who are not over-committed. The definition of highly-performing director includes the individual director¹s performance on other boards he or she may serve on.

This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted.
This proposal is not intended to unnecessarily limit our Board¹s judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), not have more than 15-years tenure (long-tenure impacts independence), not have non-director links to our company and not have a record of serving on boards with poor governance ratings unless it was clearly a turnaround situation.

For example under this proposal the following directors in 2005 may not have been qualified to chair a key committee:
o Our directors who had 19 to 23 years tenure Independence concern:
1) Mr. Howell with 23-years tenure
2) Mr. Lippincott with 19-years tenure.

o Any director with more than 3 directorships:
1) Mr. Howell had 5 directorships.

o Our directors who were designated "problem directors" by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm:
1) William Howell a "problem director" because he chaired the committee that set executive pay at Exxon which received a CEO Compensation grade of "F" by TCL.
2) Walter Shipley a "problem director" because he chaired the committee that set executive pay at Verizon (VZ), which received a CEO Compensation rating of "F" by TCL.

Although the company seems to claim that it has exhaustive director standards, these standard still allow a director who performs poorly or is linked to poor performance at other companies to chair one of our key committees.

Director performance at other companies is a key measurement of director competence because there is little disclosure of the interaction of directors or the contributions of individual directors within the boardroom of the company.

The company also does not claim that a chairman of a key committee currently must meet a higher standard than a non-chairman of a key committee. The company even boasts that it has no special requirements for key committee chairmen in: "ExxonMobil's existing policies in fact apply to all non-employee directors."

The company does not make any distinction in its argument that to decide the "best" implementation of this proposal whether its meaning of "best" implementation would be according to the provisions of this rule 14a-8 proposal as opposed to the convenience of the directors.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>
T: 972-444-1478

From: J [olmsted7p@earthlink.net]
Sent: Friday, January 20, 2006 12:49 AM
To: CFLETTERS
Cc: James Parsons
Subject: Re Exxon Mobil Corporation (XOM) No-Action Request Kenneth Steiner

Re Exxon Mobil Corporation (XOM) No-Action Request Kenneth Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 19, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Director Qualifications
Shareholder: Kenneth Steiner

Ladies and Gentlemen:

This is an initial response to the Exxon January 11, 2006 no action request.

The text of the rule 14a-9 proposal states:
3 Director Qualifications
RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified and highly-performing independent directors who are not over-committed. The definition of highly-performing

director includes the individual director's performance on other boards he or she may serve on.

This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted.
This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), not have more than 15-years tenure (long-tenure impacts independence), not have non-director links to our company and not have a record of serving on boards with poor governance ratings unless it was clearly a turnaround situation.

For example under this proposal the following directors in 2005 may not have been qualified to chair a key committee:
o Our directors who had 19 to 23 years tenure Independence concern:
1) Mr. Howell with 23-years tenure
2) Mr. Lippincott with 19-years tenure.

o Any director with more than 3 directorships:
1) Mr. Howell had 5 directorships.

o Our directors who were designated "problem directors" by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm:
1) William Howell a "problem director" because he chaired the committee that set executive pay at Exxon which received a CEO Compensation grade of "F" by TCL.
2) Walter Shipley a "problem director" because he chaired the committee that set executive pay at Verizon (VZ), which received a CEO Compensation rating of "F" by TCL.

Adopting this policy is a good way to assure shareholders that our key board committees are chaired by highly qualified and highly performing independent directors who are not over-committed.

Although the company seems to claim that it has exhaustive director standards, these standard still allow a director who performs poorly or is linked to poor performance at other companies to chair one of our key committees.

Director performance at other companies is a key measurement of director competence because there is little disclosure of the interaction of directors or the contributions of individual directors within the boardroom of the company.

The company also does not claim that a chairman of a key committee currently must meet a higher standard than a non-chairman of a key committee. The company even boasts that it has no special requirements for key committee chairmen in: "ExxonMobil[1]s existing policies in fact apply to all non-employee directors."

The company does not make any distinction in its argument that to decide the "best" implementation of this proposal whether its meaning of "best" implementation would be according to the provisions of this rule 14a-8 proposal as opposed to the convenience of the directors.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>
T: 972-444-1478

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 11, 2006

The proposal requests that the board of directors adopt a policy setting certain qualification requirements for the chairs of key board committees.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser